# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pasithea Therapeutics Corp., CIK 0001841330
CUSIP: 70261F202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 500, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 03/01/2025
Filed by CIK 0001132679
Persons authorized to receive notices and communications: Tiago Reis Marques, Chief Executive Officer, 1111 Lincoln Road, Suite 500, Miami Beach, Florida (FL), 33139, (702) 514-4174

## Reporting persons
- Lawrence Steinman (CIK 0001132679): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 83,858; shared voting power 0; sole dispositive power 83,858; shared dispositive power 0; aggregate amount beneficially owned 83,858 (3.1% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pasithea Therapeutics Corp.
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 500, Miami Beach, Florida (FL), 33139
Comment:
Item 1 of the Schedule 13D is hereby supplemented as follows:

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person (as defined in Item 2 of the Schedule 13D) with the Securities and Exchange Commission (the "SEC") on June 8, 2023 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

On March 1, 2024, the Issuer granted the Reporting Person stock options to purchase 7,500 shares of Common Stock, which vest over three years, in connection with his position as the Executive Chairman of the Board of Directors for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of March 1, 2025 and the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 83,858 shares of Common Stock of the Issuer, consisting of (i) 66,358 shares of Common Stock, (ii) warrants to purchase up to 10,000 shares of Common Stock, and (iii) vested stocks options exercisable for up to 7,500 shares of Common Stock. This excludes 5,000 shares of Common Stock underlying stock options that are not exercisable within 60 days as of March 1, 2025 and the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 83,858 shares of Common Stock, representing 3.1% of the Issuer's outstanding shares of Common Stock (based on 2,705,263 shares of Common Stock issued and outstanding as of March 1, 2025 and the date hereof, as reported directly by the Issuer to the Reporting Person).
Number of shares as to which each person has sole or shared power to vote or dispose: As of March 1, 2025 and the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 83,858 shares of Common Stock, all of which the Reporting Person has the sole voting and dispositive power.
Transactions in the class effected during the past sixty days: On March 1, 2025, 2,500 shares of Common Stock underlying stock options that the Issuer previously granted to the Reporting Person in connection with his position as the Executive Chairman of the Board of Directors vested. There were no other transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to or on March 1, 2025 and the date hereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of five percent (5%) or more of the issued and outstanding Common Stock of the Issuer on March 1, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of the Schedule 13D and this Amendment and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D and this Amendment, as applicable, is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Person, in his capacity as the Executive Chairman of the Board of Directors of the Issuer may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's 2023 Stock Incentive Plan. The Reporting Person will serve as the Executive Chairman of the Board of Directors of the Issuer until his successor has been elected and qualified or until the earlier of his resignation or removal.

## Signatures
- Lawrence Steinman: /s/ Lawrence Steinman, Lawrence Steinman (03/06/2025)